Accession Deed

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This agreement is made by way of deed on December 18, , 2014.

BY the subsidiary of Reynolds Group Holdings Limited listed on Schedule I hereto, (the J\cceding Party");

AND IS SUPPLEMENTAL to an English Jaw governed intercreditor agreement (the 'Intercreditor Agreement") dated 11 May 2007 as amended and/or restated on 21 June 2007, 29 June 2007, 5 November 2009 and 5 November 2010 and made between, among others, Reynolds Group Holdings Limited (fom1erly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credi t Suisse AG, as security trustee.

IT IS AGREED as follows:

I .    Words and expressions defined in the Intercreditor Agreement shall bear the same meaning herein .

2.	The Acceding Party confinns it has been supplied with a copy of the Intercreditor Agreement.

3.	The Acceding Party covenants with the Parties to be bound by the tem1s of the Intercreditor Agreement as a Subordinated Guarantor and an Obl iger.

4.	The Acceding Paity shall accede to the Intercreditor Agreement in accordance with the terms thereof.

5.	This agreement and all non contractual obligations arising from or in connection with it shall be governed by, and constmed in accordance with, English law.

[signature pages follow]

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IN WITNESS whereof this agreement has been duly executed and delivered as a deed on the day and year first above written by the Acceding Party.

SCHEDULE I

Subsidiaries of Reynolds Group Holdings Limited

Entitv Name	Registered Office Address
I. Pactiv-Omni Germany Holdings GmbH	Registered with the commercial register of the local court Frankfurt am Main, under HR B 99770 with its registered seat in Frankfurt am Main and registered at Friedensalle 25, 22765 Hamburg

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